SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1 )

                             MTR GAMING GROUP, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   974902108
------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Stephen Feinberg
                               450 Park Avenue
                            New York, New York 10022
                                (212) 891-2100
------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  December 27, 1996
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.
See Rule 13d-7.)



                                  Page 1 of 16 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Stephen Feinberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
            Not applicable                                          (a)  [ ]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
            WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        2,170,241*
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        2,170,241*
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER

_____________________________________________________________________________
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            2,170,241
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            10.21%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 16 Pages

* The person filing this statement is Stephen Feinberg. Stephen Feinberg indirectly, through one or more partnerships or other entities, possesses voting and investment power over all Securities (as defined herein) owned by
(i) The Long Horizons Fund, L.P. ("Long Horizons"), Illiad, L.P. ("Illiad") and Styx Partners, L.P. ("Styx"), each of which are Delaware limited partnerships and (ii) Styx International, Ltd. ("International") and The Long Horizons Overseas Fund, Ltd. ("Overseas"), each of which are corporations organized under the laws of the Bahamas.

      Although Madeleine LLC ("Madeleine") is the record holder of 3,858,206 Securities, pursuant to participation agreements with Madeleine, as of the date hereof, Long Horizons is the beneficial owner of 1,167,125 Securities, Illiad is the beneficial owner of 358,442 Securities, Styx is the beneficial owner of 463,402 Securities, International is the beneficial owner of 52,389 Securities and Overseas is the beneficial owner of 128,882 Securities. Madeleine disclaims beneficial ownership of any Securities.


                               Page 3 of 16 Pages

This Amendment No. 1 (the "Amendment") amends the Statement on Schedule 13D dated July 2, 1996 (the "13D"), filed by Madeleine LLC ("Madeleine"), Feinberg Management, L.P. ("Feinberg Management") and Stephen Feinberg with respect to the shares of Common Stock, par value $.00001 per share (the "Shares"), and Shares underlying certain warrants (the "Warrants" and, together with the Shares, the "Securities") of MTR Gaming Group, Inc. (formerly Winners Entertainment, Inc.) (the "Company") whose principal executive offices are located at 1461 Glenneyre Street, Suite F, Laguna Beach, California 92651. Certain capitalized terms used herein and not defined in this Amendment have the meaning ascribed to them in the 13D.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 as reported in the 13D is hereby amended and restated as follows:

(a)	This statement is filed by Stephen Feinberg.  Mr. Feinberg indirectly, through one or more partnerships or other entities, possesses voting and investment power over all Securities owned by (i) The Long Horizons Fund, L.P. ("Long Horizons"), Illiad, L.P. ("Illiad") and Styx Partners, L.P. ("Styx"), each of which are Delaware limited partnerships and (ii) Styx International, Ltd. ("International") and The Long Horizons Overseas Fund, Ltd. ("Overseas"), each of which are corporations organized under the laws of the Bahamas. Long Horizons, Illiad, Styx, International and Overseas are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

(b) The address of the principal place of business and principal office of Stephen Feinberg is 450 Park Avenue, New York, New York, 10022.

(c) The principal occupation of Stephen Feinberg is as the General Partner of Feinberg Management L.P. and other related investment firms.

(d) Stephen Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Stephen Feinberg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  Stephen Feinberg is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 as reported on the 13D is hereby amended and restated as follows:

      Pursuant to the Amended and Restated Term Loan Agreement (the "Loan Agreement"), dated as of July 2, 1996, as amended and restated as of December 10, 1996, among Mountaineer Park, Inc. ("Mountaineer"), as borrower, the Company, as guarantor, and Madeleine LLC, a New York limited liability company ("Madeleine"), as lender, Madeleine agreed to extend to Mountaineer a term loan in the amount of $16.1 million. Pursuant to the Loan Agreement, on July 2, 1996, Madeleine issued to Mountaineer an initial loan (the "Initial Loan") in the amount of $5 million. In addition, pursuant to the Loan Agreement, on December 27, 1996, Madeleine issued to Mountaineer an additional loan (the "Additional Loan") in the amount of $11.1 million.


                                Page 4 of 16 Pages

Mountaineer is a wholly-owned subsidiary of the Company. In partial consideration of making the Initial Loan to Mountaineer, the Company issued in the name of Madeleine 183,206 Shares (the "Initial Shares") and Warrants for the purchase of 1,492,860 Shares (the "Initial Warrants", and together with the Initial Shares, the "Initial Securities"). In addition, in partial consideration of making the Additional Loan to Mountaineer, the Company agreed to issue in the name of Madeleine 550,000 Shares (the "Additional Shares") and Warrants for the purchase of 1,632,140 Shares (the "Additional Warrants", and, together with the Additional Shares, the "Additional Securities").

       Pursuant to the Loan Agreement, the Additional Shares were issued or are to be issued, as the case may be, as follows: 42,316 Shares were delivered to Madeleine on December 27, 1996, and an additional 42,307 Shares are to be delivered to Madeleine on the first day of each calendar month beginning January 1, 1997, and ending on December 1, 1997. Pursuant to the Loan Agreement, the Additional Warrants were issued or are to be issued, as the case may be, as follows: a Warrant to purchase 125,552 Shares was delivered to Madeleine on December 27, 1996, and an additional Warrant to purchase 125,549 Shares is to be delivered to Madeleine on the first day of each calendar month beginning on January 1, 1997, and ending on December 1, 1997.

     All funds used to make the Initial Loan came directly from the net assets of Long Horizons, Illiad, Styx and International. All funds used to make the Additional Loan came directly from the net assets of Long Horizons, Illiad, Styx, International and upon its organization in December 1996, also from Overseas.

ITEM 4. Item 4 as reported in the 13D is hereby amended and restated as follows:

          The purpose of the acquisition of the Securities on behalf of Long Horizons, Illiad, Styx, International and Overseas is for investment.

          Other than as set forth above, Stephen Feinberg does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 as reported in the 13D is hereby amended and restated as follows:

          (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 21,248,033 Securities, including 18,940,220 Shares outstanding at November 1, 1996, as reflected in the Form 10-Q of the Company for the period ending September 30, 1996, plus
(i) the 839,734 Shares underlying the Warrants, beneficially owned by Stephen Feinberg, that were issued pursuant to the Initial Loan, (ii) the 550,000 Shares issued pursuant to the Additional Loan and (iii) the 918,079 Shares underlying the Warrants, beneficially owned by Stephen Feinberg, that were issued pursuant to the Additional Loan. For purposes of calculating the percentages herein, the number of Shares underlying the Warrants beneficially owned by the reporting person have been added to the number of Shares outstanding as though such Warrants had been exercised. In addition, for purposes of calculating the percentages herein, the number of Shares and Warrants to be delivered to Madeleine on the first of each calendar month beginning January 1, 1997, and ending on December 1, 1997, in connection with the Additional Loans have been added to the number of Securities outstanding as though such Shares and Warrants had been delivered.

            Although Madeleine is the record holder of 3,858,206 Securities, pursuant to participation agreements with Madeleine, as of the date hereof, Long Horizons is the beneficial owner of 1,167,125 Securities, Illiad is the beneficial owner of

                                 Page 5 of 16 Pages

358,442 Securities, Styx is the beneficial owner of 463,402 Securities, International is the beneficial owner of 52,389 Securities and Overseas is the beneficial owner of 128,882 Securities. The remaining Securities were transferred to entities over which Stephen Feinberg possesses no voting or investment power. The transactions were private transactions. Madeleine disclaims beneficial ownership of any Securities.

          (b) Stephen Feinberg possesses voting and investment power over all Securities owned by Long Horizons, Illiad, Styx, International and Overseas. Stephen Feinberg owns directly no Securities. By reason of the provisions of Rule 13d-3 of the Act, Stephen Feinberg may be deemed to own beneficially 2,170,241 Securities, constituting approximately 10.21% of the Securities outstanding. Madeleine disclaims beneficial ownership of any Securities.

          (c) Other than the Loan Agreement, as more specifically described in Item 3, Stephen Feinberg has not effected any transactions in the Securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 as reported on the 13D is hereby amended and restated as follows:

          Other than as described above, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of theShares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; other than as follows:

     (a) the Loan Agreement, as more specifically described in Item 3, pursuant to which the Company has agreed that the Company shall, on each November 15, commencing November 15, 1997, until all of the amounts due to Madeleine in connection with the Loan Agreement have been satisfied in full
(i) deliver toMadeleine stock certificates, in such denominations as Madeleine may request,validly issued to Madeleine or its designee, representing the number of Shares equal to the quotient of (I) the product of (A) the outstanding principal amount of the loan on the day of such delivery and (B) 5%, and (II)the average daily closing price of the Shares on each business day, as reported in a publication of generally recognized standing in the securities industry, for the 30 business days immediately preceding the third business day prior to such November 15 and (ii) issue and deliver to Madeleine or its designee validly issued Warrants for the purchase of: (I) 250,000 Shares with an expiration date of five years from the date of issuance of such Warrant, and an exercise price equal to $1.06, and (II) Shares, with an Expiration Date of five years from the date issuance, for an exercise price equal to the average daily closing price of the Shares on each business day, as reported in a publication of generally recognized standing in the securities industry, for the 30 business days immediately preceding the third business day prior to the Final Term Funding Date (as defined in the Loan Agreement),rounded to the nearest penny, and for that number of Shares equal to the product of (A) the product of (x) a fraction, the numerator of which is the exercise price and the denominator of which is 1.06, and (y) 550,000, and
(B) the quotient of (x) the outstanding principal amount of the loan on the day of such delivery and (y) $16,100,000;

     (b) Madeleine and the Company have entered into an agreement pursuant to which, in the event that (i) Madeleine shall fail to secure the approval (the "Approval") under the Company's License issued by the West Virginia Lottery Commission (the "Commission") pursuant to Section 29-22A-1, et. seq., of the West Virginia Code (together with all rules and regulations promulgated thereunder, the "Code") to engage in the video lottery business, (ii) Madeleine shall fail to secure an opinion of counsel to the Commission (the "Opinion") that, in the event that the Approval is


                                 Page 6 of 16 Pages
not in effect, Madeleine may own in excess of 5% of the issued and outstanding Shares at any time, and from time to time, provided that Madeleine does not, at any such time, have the authority to vote or control the vote of over 5% of all of the issued and outstanding Shares, (iii) Madeleine owns more than 5% of the issued and outstanding Shares, and (iv) there is no other reasonable alternative that, in the opinion of counsel to the Company, would satisfy the Code, promptly after notice by the Company, Madeleine shall be obligated to sell to the Company and the Company obligated to purchase, from time to time, the minimum number of Shares such that, after giving effect to such purchase, Madeleine will own 5% or less of the Shares then outstanding; provided, however, that if the Shares are registered pursuant to an effective registration statement under the Securities Act of 1933, as amended, Madeleine shall use its best efforts to divest such number of Shares in the public market;

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 as reported on the 13D is hereby amended and restated as follows:

       There is filed herewith as Exhibit 1 a written agreement relating to the sale by Madeleine and the purchase by the Company of Securities as more specifically described in Item 6(b).


                                 Page 7 of 16 Pages

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    March 31,1997

                                    /s/ STEPEHN FEINBERG
                                    Stephen Feinberg, on behalf of The Long
                                    Horizons Fund, L.P., Illiad, L.P., Styx
                                    Partners, L.P., Styx International, Ltd.
                                    and The Long Horizons Overseas Fund, Ltd.



                                 Page 8 of 16 Pages